Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
Consolidated Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	17,380,253
Restricted cash		100,000
Receivables from clearing organizations and insurance companies		533,020
Securities owned, at fair value		364,767
Furniture and equipment, less accumulated depreciation		
of $223,357		30,865
Other assets		424,305
Total assets	$	18,833,210
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	1,090,193
Due to Hancock Holding Company		2,658,031
Total liabilities		3,748,224
Stockholder's equity		
Common stock, $1 par value per share. Authorized and		
outstanding 1,000 shares		1,000
Contributed capital		1,672,700
Retained earnings		13,411,286
Total stockholder's equity		15,084,986
Total liabilities and stockholder's equity	$	18,833,210

The accompanying notes are an integral part of these consolidated financial statements.